UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the Month of July 2026
Commission File Number: 001-42804

Kyivstar Group Ltd.
(Translation of registrant’s name into English)

Unit 517, Level 5
Index Tower
Dubai International Financial Centre (DIFC)
United Arab Emirates
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
On July 31, 2026, Kyivstar Group Ltd. published an earnings release and investor presentation, copies of which are furnished hereto as Exhibit 99.1 and 99.2 respectively.
EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Earnings Release for the period ended June 30, 2026
99.2	Investor presentation for the period ended June 30, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2026	Kyivstar Group Ltd.

	By:	/s/ Taner Kiziltoprak
	Name:	Taner Kiziltoprak
	Title:	Chief Financial Officer